Lightspeed Commerce Announces Strategic Reorganization, Continues to Optimize for Profitable Growth

Savings from the reorganization to be redeployed across growth areas of Lightspeed’s business

Lightspeed reaffirms financial outlook for fiscal 2025 revenue and Adjusted EBITDA¹

MONTREAL, December 2, 2024 /PRNewswire/ - Lightspeed Commerce Inc. (NYSE | TSX: LSPD) (“Lightspeed” or the “Company”), the one-stop commerce platform empowering merchants to provide the best omnichannel experiences, today announced a reorganization to further optimize its operations toward executing on the Company’s focused profitable growth strategy. This initiative is designed to prioritize resources for strategic areas of the business, maximizing the Company’s long-term growth opportunity, and redefining the organizational structure and operations of other areas of the business.

The reorganization will impact approximately 200 individuals, with the resulting savings being redeployed across other areas of Lightspeed's business, in line with the Company's strategic objective of further driving profitable growth. Lightspeed expects that the majority of the restructuring charges will be incurred in the third quarter of fiscal 2025.

“As we discussed on our Second Quarter Earnings Call on November 7, Lightspeed is focused on growing where we have the strongest product-market fit and right-to-win, particularly in North American retail and EMEA hospitality. We will continue to deliver exceptional services and products to all our customers, with a focus on reducing the complexity of our business and strengthening our competitive positioning,” said Lightspeed Founder and Chief Executive Officer, Dax Dasilva. “Since I returned as CEO, Lightspeed has been working harder to deliver on our profitable growth strategy. Today’s announcement reaffirms our commitment to building an organization that can fulfill its true potential.”

The Company continues to be engaged in its previously announced review of strategic alternatives. The reorganization announced today is part of Lightspeed’s optimization efforts aimed at achieving profitable growth, and does not affect, or inhibit, the ongoing strategic review process. There can be no assurances given, at this time, as to the outcome of this strategic review.

Lightspeed reaffirms its previously-established revenue and Adjusted EBITDA financial outlook as set out in its press release dated November 7th, 2024.1
1 The purpose of the financial outlook is to provide the reader with a description of management's expectations regarding our financial performance and may not be appropriate for other purposes. See the section entitled "Financial Outlook", "Financial Outlook Assumptions" and "Forward-Looking Statements" in the Company's earnings press release dated November 7, 2024, for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward-Looking Statements" of this press release. The financial outlook is fully qualified by such sections.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale, and provide exceptional omnichannel customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions, and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe, and Asia Pacific, the company serves retail, hospitality, and golf businesses in over 100 countries.

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Forward-Looking Statements

This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"), including information regarding Lightspeed's fiscal 2025 financial outlook (including revenue and Adjusted EBITDA outlook), reorganization and cost reduction initiatives, Lightspeed’s review of strategic alternatives, the process relating to such review and potential outcomes thereof. Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

For further information: Lightspeed Media Relations - media@lightspeedhq.com;

Investor Relations: Gus Papageorgiou, Lightspeed Investor Relations - investorrelations@lightspeedhq.com